September 17, 2021

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attn:  Mark Wojciechowski and Lily Dang, Staff Accountants

Re:	NRG Energy, Inc. Form 10-K for the Fiscal Year Ended December 31, 2020 Filed March 1, 2021 File No. 001-15891

Dear Mr. Wojciechowski and Ms. Dang:

This letter sets forth the responses of NRG Energy, Inc. (the “Company”) to the comments provided by the Staff of the Securities and Exchange Commission (the “Staff”) in its comment letter dated September 3, 2021 concerning the Company’s Form 10-K for the Fiscal Year Ended December 31, 2020. We look forward to working with the Staff and improving the disclosures in our filings.

The Staff’s comments are repeated below in bold for your convenience and the Company’s responses are as follows:

Form 10-K for the Fiscal Year Ended December 31, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Results of Operations for the years ended December 31, 2020 and 2019

Economic Gross Margin, page 53

1.	We note that you identify “economic gross margin” as a non-GAAP measure, and provide a reconciliation to “gross margin” on page 53 as the most directly comparable GAAP measure. You include a compilation of gross margin, which reflects various deductions from operating revenues to yield the measure for each period.

However, the deductions for 2020 amount to $5,139 which is not consistent with the cost of sales that you report on page 52 of $4,920, nor the cost of operations that you report on page 92 of $6,540, and it appears that you have excluded depreciation and amortization from all three measures; the corresponding 2019 amounts reflect similar discrepancies.

Please revise your compilation of gross margin and the related disclosures on pages 55 and 56 as necessary to reflect all costs of sales that would be attributable to operating revenues in accordance with GAAP, consistent with the reporting requirements in Rule 5-03.2 of Regulation S-X and the definition of gross margin in the FASB Master Glossary.

If the cost of sales measure reported on page 52 does not reflect all costs and expenses that would be attributable to revenues in accordance with GAAP, the measure should be revised for completeness or relabeled to more clearly reflect its composition.

In the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, the deductions from total operating revenues to calculate gross margin were Cost of fuel, Purchased power and Other costs of sales, which aggregate to $4,920 million and were presented as Cost of sales on page 52, in addition to Mark-to-market for economic hedge activities and Contract and emission credit amortization, which were shown separately on page 52. In total, the deductions to calculate gross margin, which represented the costs applicable to total operating revenues, were $5,139 million in 2020 as presented in the reconciliation of gross margin to economic gross margin on page 53. The Company will revise its presentation on page 52 to show Cost of fuel, Purchased power and Other costs of sales as separate lines in lieu of the combined Cost of sales to make the presentation consistent.

In addition, the Company presented separately Operations and maintenance and Other cost of operations on page 52. Operations and maintenance costs primarily consist of preventative and corrective maintenance activities to ensure the safe and reliable operation of the Company’s generation portfolio, as well as costs associated with retaining and maintaining the Company’s customer base, such as call center support, portfolio maintenance, and data analytics. Other cost of operations primarily includes gross receipts taxes, insurance, property taxes and asset retirement obligation expense. These costs are not included in the reconciliation of gross margin to economic gross margin on page 53, as gross margin does not consider all operating costs, only the costs applicable to total operating revenues in accordance with the definition of gross margin in the FASB Master Glossary. Along with the costs detailed in the paragraph above, the aggregate Cost of operations that is presented on the Consolidated Statement of Operations on page 92 is $6,540 million.

While the Company presents Depreciation and amortization separately from Cost of operations in its Consolidated Statement of Operations, in consideration of the guidance in SAB Topic 11:B, Regulation S-X Rule 5-03.2, and the definition of gross margin in the FASB Master Glossary, the Company will revise its presentation of Gross margin in MD&A on pages 53 through 56 to include Depreciation and amortization. Please see Attachment A for an illustrative presentation of the primary changes to be made by the Company in future filings. The illustrative presentation reflects the application of the foregoing proposed revisions to the financial data tables set forth on pages 52, 53 and 92 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020.

2.	We note that you disaggregate your Cost of Operations measure in MD&A to identify the components Cost of sales, Mark-to-market for economic hedging activities, Contract and emissions credit amortization, Operations and maintenance, and Other cost of operations.

Given your presentation in the Statements of Operations on page 92, tell us how Cost of Operations may be similar to Cost of Sales, and how you considered the guidance in SAB Topic 11:B, as may be applied to your measure.  Please expand your disclosures in financial statement Note 2 to include a description of the costs reported within Cost of Operations, including each of the subcategories identified in MD&A.

Please also conform the labeling of the line caption on page 52 with that which appears on page 92, and provide some description of the measure as a subcategory of and in relation to “Total operating costs and expenses.”

Cost of operations includes all cost associated with the sales of goods and services to customers (Cost of fuel, Purchased power, Other costs of sales, Mark-to-market for economic hedge activities, and Contract and emission credit amortization), as well as costs to maintain and operate the business as described above. In consideration of the guidance in SAB Topic 11:B, the Company plans to revise MD&A as described above to incorporate Depreciation and amortization into the calculation of gross margin.

In response to the Staff’s comment, the Company will expand its disclosures in Note 2 in future annual filings to include further description of the costs reported within Cost of operations, including each of the subcategories identified in MD&A; Cost of fuel, Purchased power, Other cost of sales, Mark-to-market for economic hedging activities, Contract and emission credit amortization, Operations and maintenance, and Other cost of operations. Please see Attachment B for an illustrative disclosure to be used by the Company in future annual filings. The illustrative disclosure reflects the application of the foregoing proposed revisions to Note 2 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2020.

Additionally, in consideration of the guidance in SAB Topic 11:B, the Company will revise in future filings its line caption of Cost of operations on page 92 to Cost of operations (excluding depreciation and amortization shown below) and will conform the labeling on page 52.

We hope that the foregoing has been responsive to your comments and await the Staff’s response.  Please contact David Callen, Senior Vice President and Chief Accounting Officer, at (609) 524-4734, Brian Curci, Executive Vice President and General Counsel, at (609) 524-5171, or me at (609) 524-5475 if you have questions regarding our responses or related matters.

Sincerely,

/s/ Alberto Fornaro

Alberto Fornaro
Executive Vice President and
Chief Financial Officer

cc:	Brian Curci, Esq., Executive Vice President and General Counsel, NRG Energy, Inc. David Callen, Senior Vice President and Chief Accounting Officer, NRG Energy, Inc.

Attachment A

(Revisions are shown in blue)

Excerpt of the Revised Consolidated Statements of Operations from the Annual Report on Form 10-K for the fiscal year ended December 31, 2020 (page 92):

	For the Year Ended December 31,
(In millions, except per share amounts)	2020	2019	2018
Operating Revenues
Total operating revenues	$9,093	$9,821	$9,478
Operating Costs and Expenses
Cost of operations (excluding Depreciation and amortization shown below)	6,540	7,303	7,108
Depreciation and amortization	435	373	421
Impairment losses	75	5	99
Selling, general and administrative costs	933	827	799
Reorganization costs	-	23	90
Development costs	8	7	11
Total operating costs and expenses	7,991	8,538	8,528
Gain on sale of assets	3	7	32
Operating Income	1,105	1,290	982

Excerpt of the Revised Consolidated Results of Operations table from the MD&A Section of the Annual Report on Form 10-K for the fiscal year ended December 31, 2020 (page 52):

	Year Ended December 31,
(In millions, except otherwise noted)	2020	2019	Change
Operating Revenues
Retail revenue	7,460	7,533	(73)
Energy revenue(a)	539	1,169	(630)
Capacity revenue(a)	680	700	(20)
Mark-to-market for economic hedging activities	95	33	62
Other revenues(a)(b)	319	386	(67)
Total operating revenues	9,093	9,821	(728)
Operating Costs and Expenses
Cost of fuel	851	1,080	229
Purchased power	1,470	2,181	711
Other cost of sales(c)	2,599	2,617	18
Mark-to-market for economic hedging activities	214	53	(161)
Contract and emissions credit amortization(c)	5	19	14
Operations and maintenance	1,129	1,082	(47)
Other cost of operations	272	271	(1)
Cost of operations (excluding Depreciation and amortization shown below)	6,540	7,303	763
Depreciation and amortization	435	373	(62)
Impairment losses	75	5	(70)
Selling, general and administrative costs	933	827	(106)
Reorganization costs	-	23	23
Development costs	8	7	(1)
Total operating costs and expenses	7,991	8,538	547
Gain on sale of assets	3	7	(4)
Operating Income	1,105	1,290	(185)

(a) Includes realized gains and losses from financially settled transactions

(b) Includes realized and unrealized trading gains and losses

(c) Includes amortization of SO2 and NOx credits and excludes amortization of RGGI credits

Excerpt of the Revised Reconciliation of Gross Margin to Economic Gross Margin from the MD&A Section of the Annual Report on Form 10-K for the fiscal year ended December 31, 2020 (page 53):

Economic Gross Margin

In addition to gross margin, the Company evaluates its operating performance using the measure of economic gross margin, which is not a GAAP measure and may not be comparable to other companies’ presentations or deemed more useful than the GAAP information provided elsewhere in this report. Economic gross margin should be viewed as a supplement to and not a substitute for the Company's presentation of gross margin, which is the most directly comparable GAAP measure. Economic gross margin is not intended to represent gross margin. The Company believes that economic gross margin is useful to investors as it is a key operational measure reviewed by the Company's chief operating decision maker. Economic gross margin is defined as the sum of energy revenue, capacity revenue and other revenue, less cost of fuel, purchased power and other costs of sales. Economic gross margin does not include mark-to-market gains or losses on economic hedging activities, contract and emissions credit amortization, or depreciation and amortization, operations and maintenance, or other cost of operations ~~operating costs~~.

The tables below present the composition and reconciliation of gross margin and economic gross margin for the years ended December 31, 2020 and 2019 based on the Company's reportable segments:

	Year Ended December 31, 2020
($ in millions, except otherwise noted)	Texas	East	West/Other	Subtotal	Corporate/ Eliminations	Total
Retail revenue	$6,061	$1,401	$-	$7,462	$(2)	$7,460
Energy revenue	24	183	333	540	(1)	539
Capacity revenue	-	620	61	681	(1)	680
Mark-to-market for economic hedging activities	2	88	(3)	87	8	95
Contract amortization	-	-	-	-	-	-
Other revenue	222	62	43	327	(8)	319
Total operating revenues	6,309	2,354	434	9,097	(4)	9,093
Cost of fuel	(546)	(151)	(154)	(851)	-	(851)
Purchased power	(945)	(507)	(24)	(1,476)	6	(1,470)
Other costs of sales(a)(b)(c)	(2,165)	(422)	(12)	(2,599)	-	(2,599)
Mark-to-market for economic hedging activities	(211)	5	-	(206)	(8)	(214)
Contract and emission credit amortization	(5)	-	-	(5)	-	(5)
Depreciation and amortization	(227)	(142)	(32)	(401)	(34)	(435)
Gross margin	$2,210	$1,137	$212	$3,559	$(40)	$3,519
Less: Mark-to-market for economic hedging activities, net	(209)	93	(3)	(119)	-	(119)
Less: Contract and emission credit amotization	(5)	-	-	(5)	-	(5)
Less: Depreciation and amotization	(227)	(142)	(32)	(401)	(34)	(435)
Economic gross margin	$2,651	$1,186	$247	$4,084	$(6)	$4,078

(a) Includes capacity and emissions credits

(b) Includes $1,967 million and $10 million of TDSP expense in Texas and East, respectively

(c) Excludes depreciation and amortization shown separately

Attachment B

(Revisions are shown in blue)

Excerpt of the Revised Note 2, Summary of Significant Accounting Policies, to the Consolidated Financial Statements in the Annual Report on Form 10-K for the fiscal year ended December 31, 2020 (page 100):

Contract and Emission Credit Amortization

Assets and liabilities recognized through acquisitions related to the purchase and sale of ~~electric capacity and~~ energy and energy-related products in future periods for which the fair value has been determined to be significantly less or more than market are amortized to operating revenues or cost of operations over the term of each underlying contract based on actual generation and/or contracted volumes.

Emission credits represents the right to generate a specified amount of emissions, including sulfur dioxide, nitrogen oxides and carbon dioxide, over a compliance period. Emission credits held for use are amortized to cost of operations based the weighted average cost of the allowances held.

Cost of Operations

Cost of operations includes cost of fuel, purchased power, other costs of sales, mark-to-market for economic hedging activities, contract and emission credit amortization, operations and maintenance, and other cost of operations.

Cost of Fuel, Purchased Power ~~Energy~~ and Other Cost of Sales ~~for Customer Operations~~

Cost of fuel is primarily the costs associated with procurement, transportation and storage of natural gas, oil and coal to operate the generation portfolio, which is expensed as the fuel is consumed. Purchased power primarily relates to energy purchases to supply the Company’s customer base, which includes spot market purchases, as well as contracts of various quantities and durations, including renewable purchased power agreements under PPAs with third-party project developers, which are accounted for as NPNS (see further discussion in Derivative Financial Instruments below). Other cost of sales primarily consists of TDSP expenses.

The cost of ~~energy for electricity sales and~~ fuel is based on actual and estimated fuel usage for the applicable reporting period. The cost to deliver energy and related services to ~~retail~~ customers ~~is included in cost of operations and~~ is based on actual and estimated supply volumes for the applicable reporting period. A portion of the cost of energy, $98 million, $103 million and $105 million as of December 31, 2020, 2019 and 2018, respectively, was accrued and consisted of estimated transmission and distribution charges not yet billed by the transmission and distribution utilities.

In estimating supply volumes, the Company considers the effects of historical customer volumes, weather factors and usage by customer class. Transmission and distribution delivery fees are estimated using the same method used for electricity sales and services to retail customers. In addition, ISO fees are estimated based on historical trends, estimated supply volumes and initial ERCOT ISO settlements. Volume estimates are then multiplied by the supply rate and recorded as cost of operations in the applicable reporting period.

Mark-to-Market for Economic Hedging Activities

NRG enters into derivative instruments to manage price and delivery risk, optimize physical and contractual assets in the portfolio and manage working capital requirements. The mark-to-market for economic hedging activities are recognized to cost of operations during the reporting period.

Operations and Maintenance and Other Cost of Operations

Operations and maintenance costs include major and other routine preventative (planned outage) and corrective (forced outage) maintenance activities to ensure the safe and reliable operation of the Company’s generation portfolio in compliance with all local, state and federal requirements. Operations and maintenance costs also include costs associated with retaining and maintaining the Company’s customer base, such as call center support, portfolio maintenance, and data analytics. Other cost of operations primarily includes gross receipts taxes, insurance, property taxes and asset retirement obligation expense.